Exhibit 3.1

Bylaw Amendment

*****

First Amendment

To

Amended and Restated Bylaws of Benefit Street Partners Realty Trust, Inc.

On September 12, 2018, the Board of Directors of Benefit Street Partners Realty Trust, Inc. (the “Company”), acting without a meeting by unanimous written consent in accordance with the Section 2-408(c) of the Maryland General Corporation Law and Article III, Section 10 of the Amended and Restated Bylaws of the Company (as amended, the “Bylaws”), approved and adopted the following amendment to the Bylaws to be effective immediately.

The Bylaws are hereby amended by adding the following as new Article XV after existing Article XIV:

ARTICLE XV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, or any successor provision thereof; (b) any derivative action or proceeding brought on behalf of the Corporation; (c) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation; (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or these bylaws; or (e) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine.